INFORMATION CIRCULAR

(As of May 21, 2010 (the “Record Date”) and in Canadian dollars except where indicated)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular (“Circular”) is furnished in connection with the solicitation of proxies (“Proxies”and which term includes ‘VIFs’, as defined below under ‘Completion and Voting of Proxies – Unregistered Shareholders’) by the management of Genco Resources Ltd. (the “Company”) for use at the Annual General Meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. It is expected the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting

Voting at the Meeting will be by a show of hands, each registered shareholder and each person representing a registered or unregistered shareholder through a Proxy (a “Proxyholder”) having one vote, unless a poll is required (if the number of shares represented by Proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each share held or represented, respectively. To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an ‘ordinary resolution’) unless the motion requires a ‘special resolution’ in which case a majority of 66-2/3% of the votes cast will be required.

Appointment of Proxyholders

The persons named in the accompanying Proxy as Proxyholders are directors or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting other than the persons named in the Proxy as Proxyholders. To exercise this right, the shareholder must strike out the names of the persons named in the Proxy as Proxyholders and insert the name of the shareholder’s nominee in the space provided or complete another Proxy.

A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an ‘X’ in the appropriate space. On any poll required (for the reason described above) or requested, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. In such instance, the Proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion.

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or the shareholder’s attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Company’s transfer agent in accordance with its instructions and before the time set out in the Proxy. Proxies received after such time may be accepted or rejected by the Chair of the Meeting in the Chair’s discretion. Unregistered shareholders must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

Registered Shareholders

Only shareholders registered as shareholders in the Company’s shareholder registry maintained by the Company’s registrar and transfer agent or duly appointed Proxyholders will be recognized, make motions or vote at the Meeting.

Unregistered Shareholders

Shareholders holding their shares of the Company through stockbrokers, intermediaries, trustees or other persons will not be recognized, may not make motions nor vote at the Meeting except as described below.

If shares of the Company are listed in an account statement provided to a shareholder by a stockbroker, those shares, in all likelihood, will not be registered in the shareholder’s name. Such shares will more likely be registered in the name of the stockbroker or a nominee or agent of that stockbroker and can only be voted through a duly completed Proxy given by the shareholder. Without specific instructions, stockbrokers and their agents and nominees are prohibited from voting shares for the stockbroker’s clients. Therefore, each unregistered shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian securities administrators require stockbrokers and other intermediaries to seek voting instructions from unregistered shareholders in advance of shareholder meetings. Stockbrokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by unregistered shareholders to ensure their shares are voted at the Meeting. The form requesting such voting instructions (a “VIF”) supplied to the unregistered shareholder by its stockbroker (or agent) is substantially similar to the Proxy provided directly to the registered shareholders by the Company, however, it is limited to instructing the registered shareholder (that is, the stockbroker or its nominee or agent) how to vote on behalf of the unregistered shareholder.

Most stockbrokers in Canada and the United States of America delegate responsibility for obtaining instructions from clients to a third party company (or, if the shareholder has so consented, allows the Company or its transfer agent to do so directly) which sends a machine-readable VIF to unregistered shareholders and asks the shareholders to return the VIFs to them or provide instructions to them through the Internet or by telephone. The third party company (or the Company or its agent, if it has sent the VIF to the shareholder directly) then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.

Although an unregistered shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of their stockbroker, the unregistered shareholder may attend the Meeting as Proxyholder for the stockbroker and indirectly vote the shares in that capacity. Unregistered shareholders wishing to attend the Meeting and indirectly vote their shares as their own Proxyholder, must enter their own names in the blank space on the VIF provided to them and return the VIF in accordance with the instructions provided on it. If an unregistered shareholder receives a VIF and does not wish to attend the Meeting as a Proxyholder, the VIF must be returned, or instructions respecting the voting of shares must be communicated, to the third party company (or the Company or its transfer agent) in advance of the Meeting to have the shares voted in accordance with the instructions on that VIF.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

REVOCATION OF PROXIES

Shareholders have the power to revoke Proxies previously given by them. Revocation can be effected by an instrument in writing (which includes a Proxy bearing a later date) signed by a shareholder or the shareholder’s attorney authorized in writing and in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered to the registered office of the Company at Northwest Law Group (attn: Michael F. Provenzano), Suite 950, Scotia Tower, 650 West Georgia Street, Box 11587, Vancouver, BC V6B 4N8, Canada any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chair of the Meeting prior to the hour of commencement on the day of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, any person who has held such a position since the beginning of the Company’s last completed financial year, any proposed nominee for election as a director of the Company nor any associate or affiliate of the foregoing persons, has any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting (other than the election of directors).

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. Only those common shareholders as of the Record Date will be entitled to vote at the Meeting or any adjournment thereof. There were 90,277,626 common shares issued and outstanding as of the Record Date.

To the knowledge of the directors and executive officers of the Company, as of the Record Date, only the following beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
James R. Anderson, Director	17,507,040	19.4%

ELECTION OF DIRECTORS

The Board of Directors of the Company (the “Board”) presently consists of six directors and one vacancy. It is proposed to set the number of directors for the following year at five. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

The Company’s management proposes to nominate the persons named in the following table for election as directors of the Company to fill such positions. Each director elected will hold office until the next Annual General Meeting or until the director’s successor is duly elected or appointed, unless the director’s office is earlier vacated in accordance with the Company’s Articles or the director becomes disqualified to act as a director.

The following information concerning the proposed nominees has been furnished by each of them.

Name, Province or State & Country of Residence & Present Position in Company	Present Principal Occupation (1)	Director Since	Number of Shares (2)
ANDERSON, JAMES R. (4)(5)(6) South Dakota, United States of America Director	Chief Executive Officer of - Tennessee Eastern Gas & Oil Co. (self-owned oil and natural gas company) - Southwestern Mineral Leasing Co. (self-owned oil and natural gas exploration and production and mineral land purchasing and leasing company) Managing member of California Mineral Leasing Co. LLC (self-owned oil and natural gas exploration and production and property leasing company)	Jun. 26, 2008	17,507,040
GOODMAN, Leslie D. (6) United Kingdom Acting CEO & Director	Acting CEO of the Company Chair of the Board of Directors of Chapelthorpe plc (publicly traded (AIM) polypropylene fibre manufacturer) Formerly Chair of Viatel Holding (Bermuda) Limited (private European telecommunications company)	Sep. 15, 2009	252,400

Name, Province or State & Country of Residence & Present Position in Company	Present Principal Occupation (1)	Director Since	Number of Shares (2)
HUGHES, Richard W. (3)(4)(5) British Columbia, Canada Chair of the Board of Directors	Chair of the Board of Directors of Golden Chalice Resources Inc. (publicly traded (TSX-V) mineral exploration company) President of Abitibi Mining Corp., Amador Gold Corp., Klondike Gold Corp., Klondike Silver Corp., and Sedex Mining Corp. (publicly traded (TSX-V) mineral exploration companies) Chief Financial Officer of Kalahari Resources Inc. (publicly traded (TSX-V) mineral exploration company) President of Hastings Management Corp. (private management and consulting company)	Oct. 29, 2004	140,000
SCHROEDER III, Charles E. (3)(4) Texas, United States of America Director	Chief Executive Officer of - Chisholm Exploration, Inc. (self-owned petroleum exploration company) - Chisholm Operating, Inc. (self-owned petroleum operating company)	Jun. 26, 2008	2,000
WEISMANTEL, Lyle R. (3)(5) Minnesota, United States of America Director	Retired Banker and Director of Bremer Bank (private US bank)	Jun. 26, 2008	100,000

(1)

Includes occupations for preceding five years unless the director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Circular for that meeting.

(2)

The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of the Record Date. No director, together with the director’s associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Company’s shares except for James R. Anderson, whose associates and affiliates own or control a total of 5,308,600 shares of the 17,507,040 shares owned and controlled by Mr. Anderson.

(3)	Member of Audit Committee. See the Company’s Annual Information Form for particulars of the Audit Committee’s members, its charter and related matters.

(4)	Member of Compensation Committee.

(5)	Member of Corporate Governance Committee.

(6)	Member of Executive Committee.

(7)

None of the proposed directors is to be elected under any arrangement or understanding between the proposed director and a third party (other than the directors and executive officers of the Company acting as in that capacity).

Pursuant to the provisions of the Company’s governing corporate legislation the Company is required to have an Audit Committee whose members are indicated above. The members of the Company’s Executive Committee are indicated above.

No proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any corporation (including the Company) that was subject to a ‘cease trading’ or similar order (including a voluntary or involuntary Cease Trading Order applying to some or all of the management of a corporation) or an order that denied the relevant corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued

(i)	while the proposed director was acting as a director, CEO or CFO of that corporation, or

(ii)	after the proposed director ceased to be a director, CEO or CFO of that corporation but resulted from an event that occurred while acting in such capacity;

(b)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any corporation (including the Company) that while acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d)	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)	has been subject to, at any time, any penalties or sanctions imposed by

(i)	a court relating to securities legislation or a securities regulatory authority, or

(ii)	a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

other than Richard W. Hughes, who was a director of Daren Industries Ltd. (TSX-V listed) when (i) a receiver-manager was appointed on May 1, 2002 by its major creditor upon Daren’s failure to service its debt obligations, and (ii) the British Columbia Securities Commission issued a cease trading order on May 29, 2002 upon Daren’s failure to file annual financial statements within the prescribed time. Daren was not discharged from receivership nor was the cease trading order revoked.

CORPORATE GOVERNANCE

National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Company to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Mandate of the Board of Directors

The Board has not adopted a written mandate or code since it believes it is adequately governed by the requirements of applicable corporate and securities common and statute law which provide that the Board has responsibility for the stewardship of the Company. That stewardship includes responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Company’s internal control and management information systems.

Strategic planning and risk identification by the Board is assisted by and based on information and recommendations of the senior management of the Company on a variety of matters including opportunities for the Company in various countries and project status.

The Board monitors the Company’s compliance with its timely disclosure obligations and reviews principal disclosure documents (such as prospectuses, offering memoranda, financial statements, Management’s Discussion & Analysis, annual reports and annual information forms) and certain members of the Board review secondary disclosure documents (such as press releases) prior to their distribution. The Board relies on its Audit Committee to discuss, as needed, the Company’s systems of internal financial control with the Company’s external auditor.

Independence of the Directors

A director is ‘independent’ if the director is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than interests and relationships arising from shareholding. A majority of the Board is independent.

The following table describes whether the current directors are independent and, if not independent, sets out the reasons:

Director	Independent	Reason why the Director is not Independent
ANDERSON, James R.	Yes	–
GOODMAN, Leslie D.	No	Is an executive officer of, and receives remuneration from, the Company
HUGHES, Richard W. (Chair)	Yes	–
SCHROEDER III, Charles E.	Yes	–
SMITH, Brian R. D. (1)	Yes	–
WEISMANTEL, Lyle R.	Yes	–

(1)	Mr. Smith is not standing for re-election.

The Board facilitates its exercise of independent supervision over the Company’s management through regular meetings of the Board. The meetings are held both with and without members of the Company’s management in attendance. The Board does not hold regularly scheduled meetings without directors who are not independent and members of management being in attendance nor, since the beginning of the Company’s last financial year, have the independent members of the Board held any other meetings without the presence of non-independent directors or management. However, when consideration of a matter affecting non-independent directors occurs at a meeting, the non-independent directors recuse themselves from the meeting so that the independent directors can have an open and candid discussion of, and vote on, the matter.

Since the beginning of the Company’s last financial year, the independent members of the Board did not hold any meetings without the presence of non-independent directors or management. However, when the matter considered involves a director who is also a member of management, that person does not vote on the matter.

As well, the Board ensures that one director follows up with the Company’s management to ensure decisions of the Board are fully and properly implemented by management.

The Chair of the Board is an independent director and is responsible for presiding over all meetings of the directors and shareholders of the Company.

The attendance record of the current directors at meetings of the Board since the beginning of the Company’s last financial year is as follows:

Director	Number of Meetings Attended / Held
	2009	2010	Total
ANDERSON, James R.	11 / 11	5 / 5	16 / 16
GOODMAN, Leslie D. (appointed a director on Sept. 15, 2009)	2 / 2	5 / 5	7 / 7
HUGHES, Richard W. (Chair)	11 / 11	5 / 5	16 / 16
SCHROEDER III, Charles E.	8 / 11	5 / 5	13 / 16
SMITH, Brian R. D. (1)	9 / 11	3 / 5	12 / 16
WEISMANTEL, Lyle R.	7 / 11	5 / 5	12 / 16

(1)	Mr. Smith is not standing for re-election.

Other Directorships

The current directors are presently directors of the following other reporting issuers (public corporations):

Director or Nominee	Reporting Issuers
ANDERSON, James R.	–
GOODMAN, Leslie D.	Chapelthorpe plc, Rambler Metals and Mining plc and Stream Oil & Gas Ltd.
HUGHES, Richard W. (Chair)	Abitibi Mining Corp., Amador Gold Corp., Chalice Diamond Corp., Fortune River Resource Corp., Golden Chalice Resources Inc., Golden Goliath Resources Ltd., Kalahari Resources Inc., Klondike Gold Corp., Klondike Silver Corp., Kootenay Gold Inc., Sedex Mining Corp., Tiomin China Limited and Zincorp Resources Inc.
SCHROEDER III, Charles E.	–
SMITH, Brian R. D. (1)	Just Energy Income Fund, Stealth Energy Inc. and Viridis Energy Inc.
WEISMANTEL, Lyle R.	–

(1)	Mr. Smith is not standing for re-election.

Descriptions of Roles

The Board has not established written descriptions of the positions of Chair of the Board, CEO or chair of any of the committees of the Board as it feels they are unnecessary and would not improve the function and performance of the Board, CEO or committee. The role of chair is delineated by the nature of the overall responsibilities of the Board (in the case of the Chair of the Board) or the committee (in the case of a chair of a committee).

The Board has not set limits on the objectives to be met by the CEO, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and not productive.

Orientation and Continuing Education

The Board takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and its directors, and the nature and operation of the Company.

The first step is to assess a new director’s set of skills and professional background. This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Company’s business will be necessary and relevant to each new director.

Once assessed, the second step is taken by one or more existing directors, who may be assisted by the Company’s management, to provide the new director with the appropriate orientation through meetings, telephone calls and correspondence.

To ensure the Board provides continuing information for its directors so they maintain the skill and knowledge necessary for them to meet their obligations as directors of the Company, there are technical presentations made as required at meetings of the Board. The presentations can range from a review of the Company’s financial statements to various aspects of the Company’s business. The Board believes the discussion among the directors, management and outside experts at these meetings provides a valuable learning resource for directors without expertise in the subject matter being presented.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by striving to ensure the Company carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board:

  has established a Corporate Governance Committee, as described below under ‘Other Board Committees’.

  has adopted a Code of Ethics setting out the guidelines for the conduct expected from directors, officers and employees of the Company. A copy of the Code has been filed on SEDAR (see ‘Additional Information’ at the end of this Circular). Compliance with the Code is achieved as follows. Each director is responsible for ensuring that they individually comply with the terms of the Code, while the Board is responsible for ensuring that the directors, as a group, and all officers comply with the Code and the executive officers of the Company are responsible for ensuring compliance with the Code by employees. Since the beginning of the Company’s last financial year, it has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

  has established a written ‘Whistleblower Policy’ which details complaint procedures for financial concerns as further described below under ‘Complaints’.

  has created an Insider Trading Policy which details when directors, officers and employees should not engage in trading in the Company’s securities.

  encourages management to consult with legal and financial advisors to ensure the Company is meeting those requirements.

  is cognizant of the Company’s timely disclosure obligations and reviews material disclosure documents such as financial statements, Management’s Discussion & Analysis (MD&A) and press releases prior to distribution.

  relies on its Audit Committee to discuss, as needed, the Company’s systems of internal financial control with the Company’s external auditor.

  actively monitors the Company’s compliance with the Board’s directives and ensures that all material transactions are reviewed and authorized by the Board before being undertaken by management.

In addition, the Board must comply with the conflict of interest provisions of its governing corporate legislation and relevant securities regulatory instruments and stock exchange policies (which require that interested directors recuse themselves from the consideration of, and voting on, such matters), to ensure its directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Complaints

The Audit Committee has established a written ‘Whistleblower Policy’ which creates procedures for the confidential and anonymous submission by employees of complaints and concerns regarding the Company’s accounting, auditing and financial reporting procedures and obligations, without fear of retaliation of any kind.

The Policy provides that if an employee has any information, complaints or concerns regarding such matters being questionable, incorrect, misleading or fraudulent they are urged under the Policy to present such information, complaints or concerns to the Audit Committee, without regard to the position of the persons responsible for the subject matter of the information, complaint or concern. Promptly following the receipt of any information, complaints and concerns submitted to it, the Audit Committee will investigate each matter and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any information, complaints or concerns received. Furthermore, it will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

Nomination of Directors

The Board does not feel it is necessary to increase the number of directors on the Board at this time. When the Board considers it necessary to increase its size, it can also consider whether a Nominating Committee of directors, some or all of whom will be independent directors, needs to be formed to recommend appointees and assess directors on an ongoing basis.

Any new appointees or nominees to the Board must have a favourable track record in general business management, special expertise in areas of strategic interest to the Company, the ability to devote the time required and a willingness to serve as a director.

Compensation

To assist the Board in determining the appropriate level of compensation to pay the Chair of the Board, CEO, CFO, other executive officers and directors, the Board has established a Compensation Committee, as described below under ‘Other Board Committees’.The Committee recommends to the Board what it feels is the appropriate compensation based primarily on a comparison of the remuneration paid by the Company with the remuneration paid by other public companies that the Committee feels are similarly placed within the same business.

In addition, the Chair of the Board, CEO, CFO, other executive officers and directors are granted stock options under a stock option plan adopted by the Company (the “Option Plan”). The Board determines, relying on the recommendations of the Compensation Committee, the terms of each stock option within the parameters set out in the Option Plan and applicable stock exchange rules and policies. While not required by the Company’s governing corporate law, each director abstains from voting on any option to be granted to himself if the options are granted at a meeting of the Board and not by a consent resolution.

Since the beginning of the Company’s last financial year, no compensation consultant or advisor was retained to assist in determining compensation for any of the Company’s directors and officers.

Board Committees

In addition to the Audit Committee described in the next section, the Board has established the following committees:

Compensation Committee: The Compensation Committee is responsible for reviewing all compensation (including stock options) paid by the Company to the Board and senior management of the Company, and its subsidiaries, reporting to the Board on the results of those reviews and making recommendations to the Board for adjustments to such compensation.

The Compensation Committee consists of three independent (outside, non-management) directors (James R. Anderson (Committee Chair), Richard W. Hughes and Charles E. Schroeder III).

Corporate Governance Committee: The Corporate Governance Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Company and the Board and monitoring whether they comply with such procedures.

The Corporate Governance Committee consists of four independent (outside, non-management) directors (James R. Anderson (Committee Chair), Richard W. Hughes, Brian R. D. Smith (not standing for re-election) and Lyle R. Weismantel).

Executive Committee: The Executive Committee is responsible for the day-to-day operation and management of the Company and, to carry out such mandate, has been granted a broad range of powers similar to those exercisable by the Board other than the power to replace members of the Committee and incur single or related expenditures collectively exceeding $100,000.

The Executive Committee consists of two directors, one of whom is an independent (outside, non-management) director (James R. Anderson) and one of whom is not an independent director (Leslie D. Goodman, CEO).

Assessments

The Corporate Governance Committee is also responsible for regularly assessing the effectiveness of the Board, its committees and individual directors on an ongoing basis and reporting to the Board on its assessment. Neither the Board nor the Committee has established any formal procedures to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian securities administrators requires the Company’s Audit Committee to meet certain requirements. It also requires the Company to disclose certain information regarding the Audit Committee. That information has been disclosed in the Company’s Annual Information Form for the last financial year which has been filed on SEDAR (see ‘Additional Information’ at the end of this Circular).

EXECUTIVE & DIRECTOR COMPENSATION

Unless otherwise noted the following information is for the Company’s last completed financial year (which ended December 31, 2009) and, since the Company had one or more subsidiaries during that year, is disclosed on a consolidated basis.

In the following information, a “Named Executive Officer” or “NEO” means each of the CEO, CFO and three highest paid executive officers, if any, whose total compensation (excluding the value of any pension) was more than $150,000 in the last financial year (including any CEO, CFO and executive officer that held such position for only a part of the last financial year).

Compensation Discussion & Analysis

Philosophy

The philosophy used by the Compensation Committee in determining its recommendations to the Board for the compensation of the Named Executive Officers is that the compensation should:

  assist the Company in attracting and retaining key individuals as NEOs,

  align the interests of NEOs with those of the shareholders,

  reflect each NEO’s performance, expertise, responsibilities and length of service to the Company,

  reflect the Company’s past performance and current state of development, and be commensurate with the Company’s financial ability to remunerate its NEOs.

Compensation Components

The Company’s process for determining executive compensation is very simple. As is the prevailing practice in the mineral exploration and mining industry, compensation of the Named Executive Officers is comprised of three components: (i) base salary; (ii) incentive bonus; and (iii) stock options.

There are not any formal policies or procedures for determining the remuneration of the NEOs and Board. Instead, the Compensation Committee generally considers and makes recommendations to the Board respecting the appropriate level of remuneration without any formal objectives, criteria or analysis. Levels of remuneration are usually first informally discussed among the members of the Committee before being recommended to the Board for formal approval. No specific formulas have been developed to assign a specific weighting to each of these components. Instead, the Committee considers the Company’s performance and recommends compensation based on this assessment. Accordingly, each case is determined on its own merits and circumstances after being considered in light of prevailing economic conditions – both on a corporate level and on a national and international level – and industry norms for such remuneration.

In its review, the Committee relies on the experience of its members as officers and directors at other publicly traded companies in similar lines of business as the Company in assessing compensation levels. The purpose of this process is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

  identify and understand any gaps that may exist between the Company’s compensation rates and compensation paid by other companies; and

  establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Board’s approval.

Stock options already held by NEOs are considered in granting new options to them.

Each of these compensation components is described below.

1. Base Salary:

The base salary for each Named Executive Officer is based on assessment of factors such as:

  current competitive market conditions;

  compensation levels within the peer group; and

  particular skills of the NEOs, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

Using this information and budgetary guidelines and other internally generated planning and forecasting tools, the Compensation Committee performs an annual assessment of the compensation of all NEOs. The Compensation Committee then recommends to the Board what should be the base salaries of the CEO, CFO and other NEOs, and the Board sets the base salaries of the CEO and CFO and approves the base salaries for the other NEOs.

2. Incentive Bonus:

Other than for the Company’s former CEO and current CFO (whose incentive bonuses are determined by contract), the Board annually reviews and, if it determines them to be appropriate, approves the payment of incentive bonuses. The bonuses are generally paid by way of cash payments. The amount of the bonuses paid is based partly on the Company’s success in reaching it objectives and partly on each Named Executive Officer’s performance.

As part of determining bonuses to be paid, the Board reviews corporate performance objectives during the year. In the last financial year, the principal objectives included:

  maintaining compliance with the regulatory and disclosure framework;

  increasing investors’ interest in the Company;

  increasing the Company’s market capitalization and working capital; and

  restoring access to, and restarting, the Company’s mining operations.

The success of the NEOs’ contributions to the Company in reaching its overall goals is a factor in the determination of their annual bonus. The Board assesses each NEO’s performance on the basis of the NEO’s contribution to the achievement of corporate goals and the needs of the Company that arise on a day to day basis. This assessment is used by the Board with respect to the determination of annual bonuses for the NEOs.

3. Stock Options:

The Option Plan is designed to encourage share ownership and entrepreneurship in Named Executive Officers and other senior management and employees. The Board believes that the Option Plan aligns the interests of the NEOs’ with the interests of shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares.

Option Based Awards to Named Executive Officers

Options granted to NEOs are recommended by the CFO to the Compensation Committee which, in turn, makes recommendations to the Board. In monitoring stock option grants, the Board takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Board also makes the following determinations:

  the exercise price for each option granted;

  the date on which each option is granted;

  the vesting terms for each stock option; and

  the other materials terms and conditions of each stock option grant.

The Board makes these determinations subject to and in accordance with the provision of the Option Plan.

Performance Graph

The following graph shows the Company’s cumulative total shareholder return on its common shares compared with the cumulative total shareholder return of the Standards & Poors – TSX Composite Index (assuming reinvestment of dividends) during the Company’s last five financial years if $100 were invested in each at the start of such five year period.

	December 31st
	2004	2005	2006	2007	2008	2009
Company’s Share Price	$100.00 ($ 0.84)	$180.95 ($ 1.52)	$313.09 ($ 2.63)	$452.38 ($ 3.80)	$27.38 ($0.23)	$57.14 ($0.48)
Std & Poors-TSX Index	$100.00 (9246.65)	$121.91 (11272.26)	$139.61 (12908.39)	$149.61 (13833.06)	$97.21 (8987.70)	$127.04 (11746.11)

(1)	Amounts shown in parentheses are the Company’s closing share price and the Standard & Poors - TSX Index value, respectively, on such dates.

(2)	For the purposes of this graph, it is assumed that $100 had been invested in the Company’s shares and in such index on the first day of such five year period.

Executive compensation is tied to performance criteria which are intended to add shareholder value. Bonuses were paid in respect of the 2006, 2007 and 2008 financial years. This increase was reflected in the Company’s share price during the 2006 and 2007 financial years, however, this was not the case during the 2008 financial year due to deteriorating market conditions.

The Compensation Committee considers that the compensation paid to the NEOs is consistent with companies of a similar size and stage of development as the Company and is reflective of the variations in the Company’s share price during the years shown.

Contracts with Named Executive Officers

The Company has entered into written employment and consulting contracts with its Named Executive Officers as described below. In addition to the remuneration payable under these agreements, the Company may pay bonuses and grant stock options to such officers.

Leslie D. Goodman, Acting Chief Executive Officer

Pursuant to a Consulting Agreement dated February 14, 2010, the Company retains Leslie D. Goodman as its Acting Chief Executive Officer.

The remuneration payable to Mr. Goodman under the agreement is $4,500 per week plus a stock option to purchase 200,000 common shares. The agreement provides for the payment of such bonuses as may be determined in the discretion of the Board.

The agreement can be terminated by the Company or Mr. Goodman on two days notice.

Robert C. Gardner, former Acting Chief Executive Officer

Pursuant to a Consulting Agreement dated October 1, 2006, as amended May 21, 2008, with Gardner & Associates, a law firm the principal of which is Robert C. Gardner, QC, the firm agreed to provide the services of Mr. Gardner.

The agreement could be terminated by the Company or Mr. Gardner, on 12 months notice, or by the Company without notice, upon payment to Mr. Gardner of a termination fee equal to the annual remuneration, including bonuses, paid or payable to him in the previous year. One years notice of termination was given to Mr. Gardner on April 6, 2010. Subject to the execution of definitive documents, Gardner & Associates has agreed to the termination of the Consulting Agreement in consideration of CAD($) 144,000 paid over one year (CAD($) 12,000 per month) and 539,762 common shares.

The remuneration payable under the agreement was CAD($) 12,000 per month plus an annual bonus. The bonus consisted of a ‘net profit’ component equal to 2% of the Company’s annual net income, before taxes, in the previous financial year and a ‘performance’ component of up to USD($) 250,000.

The performance component was paid on the basis of USD($) 4,000 for each 1.0% increase in reserves, USD($) 5,000 for each 1.0% increase in silver equivalent ounces produced and USD($) 5,000 for each 0.5% decrease in operating costs during the previous financial year compared to the prior year. The bonus could be paid in cash or, subject to stock exchange and shareholder approvals, in common shares valued at the average closing price for the 20 trading days preceding the end of the year in respect of which the bonus was being paid.

Should the Company become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus was to be paid which was equal to 1.5% of the increase in the Company’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction.

Gregory K. Liller, former President

Pursuant to a Consulting Agreement dated October 1, 2006, the Company had retained Gregory K. Liller as the Company’s President. Mr. Liller ceased to be President and the Agreement was terminated on January 15, 2009 in consideration of the payment to him of unpaid salary and expenses of CAD($) 81,155.

The agreement provided for remuneration of USD($) 160,000 per year plus an annual bonus. The bonus consisted of a ‘net profit’ component equal to 2% of the Company’s annual net income, before taxes, in the previous financial year and a ‘performance’ component of up to USD($) 250,000. The performance component of the bonus was to be paid on the basis of USD($) 4,000 for each 1.0% increase in reserves, USD($) 5,000 for each 1.0% increase in silver equivalent ounces produced and USD($) 5,000 for each 0.5% decrease in operating costs during the previous financial year compared to the prior year. The bonus could be paid in cash or, subject to stock exchange and shareholder approvals, in common shares.

Wayne R. Moorhouse, Chief Financial Officer

Pursuant to an Employment Agreement dated October 1, 2006, as amended May 21, 2008, the Company retains Wayne R. Moorhouse as the Company’s CFO.

The remuneration payable under the agreement is USD($) 10,000 per month plus an annual ‘performance’ bonus of up to USD($) 125,000. The Company is, however, instead paying Mr. Moorhouse CAD($) 10,000 per month.

The performance bonus is paid on the basis of USD($) 2,000 for each 1.0% increase in reserves, USD($) 2,500 for each 1.0% increase in silver equivalent ounces produced and USD($) 2,500 for each 0.5% decrease in operating costs during the previous financial year compared to the prior year. The bonus shall be paid in cash or, subject to stock exchange and shareholder approvals, in common shares valued at the average closing price for the 20 trading days preceding the end of the year in respect of which the bonus is being paid.

Should the Company become the subject of or undergo a merger, amalgamation, sale of all or substantially all of its assets, take-over bid, or similar transaction, a ‘transaction’ bonus shall be paid which is equal to 0.75% of the increase in the Company’s market capitalization from (i) the later of date of the agreement and that date which is three years before the announcement of such transaction, to (ii) the announcement of such transaction.

If the agreement is wrongfully terminated by the Company, a termination fee equal to 18 months remuneration, including bonuses, paid or payable in the previous year, is payable by the Company. The agreement can be terminated by Mr. Moorhouse upon 12 months notice to the Company.

Other Agreements

Except as set out above, the Company has not established or entered into any compensatory plans, contracts or arrangements where any of its Named Executive Officers are entitled to receive more than $100,000 from the Company in the event of their resignation, retirement or other termination of their employment, a change of control of the Company or a change in any of their responsibilities following a change of control.

Pension Plans for Named Executive Officers

The Company does not have any pension plans including ‘defined benefits’ plans, ‘defined contribution’ plans or ‘deferred compensation’ plans.

Other Remuneration of Named Executive Officers

During the last financial year there was not any other remuneration paid or payable, directly or indirectly, by the Company pursuant to any existing plan or arrangement to its directors and Named Executive Officers.

Summary Compensation Table – Named Executive Officers

The following table discloses the compensation paid or payable, directly or indirectly, by or on behalf of the Company during the last two financial years to its Named Executive Officers:

Name & Principal Position	Year ended Dec 31	Salary	Awards		Non-equity Incentive Plan Compensation		Pension Value	All Other Comp’n	Total Comp’n
			Share Based (1)	Option Based (2)	Annual Incentive Plans	Long Term Incentive Plans (3)
GARDNER, Robert C. Former CEO (4)	2009 2008	$144,000 $144,000	0 $252,262	$17,047 $170,660	0 0	0 0	0 0	0 0	$161,047 $566,922
LILLER, Gregory K. Former CEO(4)(5)	2009 2008	0 $170,879	0 $252,262	0 $127,090	0 0	0 0	0 0	$81.115 0	$81,115 $550,231
MOORHOUSE, Wayne R. CFO	2009 2008	$120,000 $120,000	0 $126,131	0 $127,090	0 0	0 0	0 0	0 0	$120,000 $373,221

(1)	The Company did not grant any share based awards during its last financial year.

(2)	Fair value of stock option(s) on the date(s) of granting determined using the Black-Scholes-Merton Model assuming the option(s) are fully vested and using the following variables:

Option Date	Market Price	Exercise Price	Expected Life	Volatility	Risk Free Interest Rate	Value of Option
Oct 19, 2009	$0.69	$0.84	2.5 years	122.0%	1.71%	$0.44

Option Date	Market Price	Exercise Price	Expected Life	Volatility	Risk Free Interest Rate	Value of Option
Aug 31, 2009	$0.29	$0.44	2.5 years	119.0%	1.64%	$0.17
Feb 28, 2008	$3.12	$4.00	2.5 years	75.5%	3.86%	$1.27
Aug 28, 2008	$1.05	$1.43	2.5 years	80.3%	3.28%	$0.43

(3)

Long Term Incentive Plans are any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price for the Company’s securities or any other measure, but does not include stock option or SAR plans or plans for compensation through restricted shares or restricted share units. The Company does not have any Long Term Incentive Plans.

(4)

Leslie D. Goodman has been Acting CEO since February 9, 2010. Previously, Robert C. Gardner was Acting CEO from January 29, 2009 following the resignation of Mr. Liller as President on January 15, 2009.

(5)

Pursuant to a Consulting Agreement dated October 1, 2006, the Company had retained Mr. Liller as the Company’s President. The Agreement was terminated on January 15, 2009 in consideration of the payment to him of unpaid salary and expenses of CAD($) 81,155.

(6)	Amounts shown are for the entire financial year and includes all remuneration paid during, or payable in respect of, the year, even if the NEO did not hold the position shown for the entire year.

The Company calculates the fair value of stock options on the date of granting in the ‘Option Based Awards’ column using the Black-Scholes-Merton Model, a mathematical valuation model that ascribes a value to a stock option based on a number of variables, including the exercise price of the options, the market price of the underlying shares on the date the option was granted, the term of the option and assumptions with respect to the volatility of the price of the underlying share and the risk-free rate of return. The Company used this model because it is the methodology recommended by the Canadian Institute of Chartered Accountants in its Handbook for valuing securities based compensation and, in line with that recommendation, is the methodology used by the Company, and most Canadian publicly traded companies, in valuing and reporting stock options in its financial statements.

Calculating the value of stock options using the Black-Scholes-Merton Model is very different from a simple ‘in-the-money’ value calculation. Stock options that are well ‘out-of-the-money’ can still have a significant fair value based on a Black-Scholes-Merton valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The value of the ‘in-the-money’ options currently held by each NEO and director (based on share market price less option exercise price) is set forth in the ‘Value of Unexercised in-the-money Options’ column of the table in the section “Outstanding Share and Option Based Awards” below.

Compensation of Directors

The Company does not have any arrangements pursuant to which directors are directly or indirectly remunerated by the Company, for their services in their capacities as directors, consultants or experts except for stock options to purchase shares of the Company granted to the Company’s directors from time to time. Each year, independent directors are each granted an option to purchase 100,000 shares while a Chair is granted an option to purchase 400,000 shares (if the Chair does not receive any cash remuneration) or 200,000 shares (if the Chair also receives cash remuneration).

W. Gordon Blankstein, a director of the Company until June 26, 2008, provided consulting services to the Company pursuant to a Consulting Agreement dated October 1, 2006. The remuneration payable under the agreement was CAD($) 12,000 per month plus an annual bonus. The bonus consisted of a ‘net profit’ component equal to 2% of the Company’s annual net income, before taxes, in the previous financial year and a ‘performance’ component of up to USD($) 250,000. The performance component was paid on the basis of USD($) 4,000 for each 1.0% increase in reserves, USD($) 5,000 for each 1.0% increase in silver equivalent ounces produced and USD($) 5,000 for each 0.5% decrease in operating costs during the previous financial year compared to the prior year. The bonus could be paid in cash or, subject to stock exchange and shareholder approvals, in common shares. The agreement was terminated on March 24, 2009 in consideration of the delivery by the Company to Mr. Blankstein of 2,000,000 common shares of Andover Ventures Inc. (TSX-V).

The following table discloses the compensation paid, directly or indirectly, by or on behalf of the Company during the previous financial year to its directors other than a director who is or was also an executive officer of the Company and whose remuneration is disclosed under the table in ‘Named Executive Officers’ Compensation Summary’ above:

Name	Fees Earned	Awards		Non-equity Incentive Plan Comp’n	Pension Value	All Other Comp’n	Total Comp’n
		Share Based (1)	Option Based (2)
ANDERSON, James R.	0	0	$17,047	0	0	0	$17,047
GOODMAN, Leslie D.	0	0	$87,863	0	0	0	$87,863
HUGHES, Richard W. (Chair)	0	0	$68,186	0	0	0	$68,186
McDONALD, James M. (3)	0	0	0	0	0	0	0
SCHROEDER III, Charles E.	0	0	$17,047	0	0	0	$17,047
SMITH, Brian R. D. (4)	0	0	$17,047	0	0	0	$17,047
WEISMANTEL, Lyle R.	0	0	$17,047	0	0	0	$17,047
WILSON, Christopher C. (5)	$278,161	0	$87,863	0	0	0	$366,024

(1)	The Company did not grant any share based awards to directors during its last financial year.

(2)	Fair value of stock options on the date of granting determined using the Black-Scholes-Merton Model assuming the option(s) are fully vested and using the following variables:

Option Date	Market Price	Exercise Price	Expected Life	Volatility	Risk Free Interest Rate	Value of Option
Oct 19, 2009	$0.69	$0.84	2.5 years	122.0%	1.71%	$0.44
Aug 31, 2009	$0.29	$0.44	2.5 years	119.0%	1.64%	$0.17
Feb 28, 2008	$3.12	$4.00	2.5 years	75.5%	3.86%	$1.27
Aug 28, 2008	$1.05	$1.43	2.5 years	80.3%	3.28%	$0.43

(3)	James M. McDonald ceased to be a director on June 23, 2009.

(4)	Brian R. D. Smith is not standing for re-election.

(5)

Christopher C. Wilson ceased to be a director on February 1, 2010. Exploration Alliance Ltd., a private company of which he is a co-owner, provided consulting services to the Company (which included the services of Dr. Wilson and Andrew Tunningley, the Company’s former Vice-President, Exploration) for which it received $278,161 in 2009. The arrangement was terminated in February 2010.

Stock Option Plan

The Option Plan has been established in accordance with the policies of the Toronto Stock Exchange (the “TSX”). The purpose of the Option Plan is to attract and motivate the directors, officers and employees of the Company and any subsidiaries, employees of any management corporation and consultants to the Company (collectively the “Optionees”) and thereby advance the Company’s interests by providing them an opportunity to acquire an equity interest in the Company through the exercise of stock options granted to them under the Option Plan.

Pursuant to the Option Plan, the Board, based on the recommendations of the Compensation Committee, may grant stock options to Optionees in consideration of them providing their services to the Company or a subsidiary. The number of shares subject to each option is determined by the Board or Committee within the guidelines established by the Option Plan. The options enable such persons to purchase common shares of the Company at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Company notice and payment of the exercise price for the number of shares to be acquired.

The Option Plan authorizes stock options to be granted to the Optionees on the following terms:

1.

The number of shares reserved for issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of the Company’s issued shares. As of the Record Date for the Meeting, 9,027,762 shares (10% of the issued shares) were reserved under the Plan, the Company had granted options to purchase 3,797,582 shares (4.21% of the issued shares) and 5,230,180 shares (5.80% of the issued shares) remain available to be optioned under the Option Plan.

2.

Unless the Option Plan has been approved by disinterested shareholders (such approval has not been sought), options granted under the Option Plan, together with all of the Company’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of its shares, shall not result, at any time, in

	(a)	the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the shares outstanding at the time of granting, or

	(b)	the grant to insiders, within a one year period, of options to purchase that number of shares exceeding 10% of the outstanding shares.

3.	The exercise price of the options cannot be set at less than the closing trading price of the Company’s shares on the day before the granting of the stock options.

5.	The options may be exercisable for up to 10 years.

6.

There are not any vesting requirements, however, the Board may impose additional vesting requirements and, subject to obtaining any required approval from the TSX, may authorize all non- vested options to vest immediately.

7.

The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Company or any subsidiary or is an employee of the Company’s management corporation and within a period thereafter not exceeding the earlier of:

(a)	the original expiry date;

(b)	30 days (or such longer period as the Board may determine) after ceasing to be a director, officer, employee or consultant; or

(c)	if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated ‘for cause’ from any of such positions the option will terminate concurrently.

8.	The options are not assignable.

9.	No financial assistance is available to Optionees under the Option Plan.

10.	Disinterested shareholder approval must be obtained prior to the reduction of the exercise price of options granted to insiders of the Company or the extension of the exercise period of any option.

11.

Any amendments to the Option Plan or outstanding stock options are subject to the approval of the TSX and, if required by the TSX or the Option Plan, of the shareholders of the Company, possibly with only ‘disinterested shareholders’ being entitled to vote. The amendment to an outstanding stock option will also require the consent of the Optionee.

The Option Plan also provides that shareholder approval is required to amend the Option Plan to:

	(a)	increase the number of common shares reserved for issuance under the Option Plan (including a change from a fixed maximum number of shares to a fixed maximum percentage of shares); or

(b)

change the manner of determining the exercise price if the exercise price would be less than the market price of the common shares on the date of grant under the new manner of exercise price determination.

In addition, shareholder approval is required to amend options granted under the Option Plan to:

	(a)	reduce the exercise price, or cancel and reissue options so as to effectively reduce the exercise price, for the benefit of insiders of the Company; or

(b)

extend the expiry date beyond the original expiration date for the benefit of insiders of the Company, except in certain circumstances where the Company has imposed a trading black- out, as described below.

Subject to the restrictions in the preceding paragraph, the Board may, in its discretion, and without obtaining shareholder approval, amend, suspend or discontinue the Option Plan and, with the consent of adversely affected option holders, amend or discontinue any options granted under the Option Plan, at any time, to

	(a)	amend the vesting provisions,

	(b)	amend the termination provisions, except in certain limited circumstances where the Company has imposed a trading black-out, as described below,

	(c)	amend the eligibility requirements of Optionees which would have the potential of broadening or increasing participation in the Option Plan by insiders of the Company,

(d)	add any form of financial assistance,

(e)	amend a financial assistance provision which is more favourable to eligible recipients,

(f)	add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying common shares from the reserved common shares,

(g)	add any provision which results in the Optionees receiving securities while no cash consideration is received by the Company, and

(h)	make any amendment of a grammatical, typographical or administrative nature or to comply with the requirement of any regulatory authority.

12.

If an option expires during, or within five business days after, a trading black-out period imposed by the Company to restrict trades in the Company’s securities then, notwithstanding any other provision of the Option Plan, the option shall expire 10 business days after the trading black-out period is lifted by the Company.

No options have been granted under the Option Plan which are subject to shareholder approval.

The Option Plan does not permit stock options to be transformed into stock appreciation rights.

Value of Share and Option Based Awards Vested or Earned

The following table discloses the particulars of the share and option based awards that vested in, and non-equity awards that were earned by, the Named Executive Officers and directors during the last financial year:

Name & Position	Value Vested or Earned during the last Financial Year (1)
	Share Based Awards (2)	Option Based Awards (3)	Non-equity Incentive Plan Compensation Based Awards

Named Executive Officers
GARDNER, Robert C. Former CEO (4)	0	$4,000	0
LILLER, Gregory K. Former CEO (4)	0	0	0
MOORHOUSE, Wayne R. CFO	0	0	0
Directors
ANDERSON, James R.	0	$4,000	0
GOODMAN, Leslie D.	0	0	0
HUGHES, Richard W. (Chair)	0	$16,000	0

Name & Position	Value Vested or Earned during the last Financial Year (1)
	Share Based Awards (2)	Option Based Awards (3)	Non-equity Incentive Plan Compensation Based Awards
McDONALD, James M. (5)	0	0	0
SCHROEDER III, Charles E.	0	$4,000	0
SMITH, Brian R. D. (6)	0	$4,000	0
WEISMANTEL, Lyle R.	0	$4,000	0
WILSON, Christopher C. (7)	0	0	0

(1)	Amounts shown are for the entire financial year (even if the NEO or director did not hold the position shown for the entire year).

(2)	The value of a share based award is the product of the number of shares issuable on the vesting date multiplied by the closing market price on the vesting date.

(3)

The value of an option based award is the product of the number of shares issuable on the exercise of the option on the vesting date multiplied by the difference between the exercise price and the closing market price on the vesting date.

(4)

Leslie D. Goodman has been Acting CEO since February 9, 2010. Previously, Robert C. Gardner was Acting CEO from January 29, 2009 following the resignation of Mr. Liller as President on January 15, 2009.

(5)	James M. McDonald ceased to be a director on June 23, 2009.

(6)	Brian R. D. Smith is not standing for re-election.

(7)	Christopher C. Wilson ceased to be a director on February 1, 2010.

Option Based Awards Exercised

The following table discloses the particulars of stock options exercised during the last financial year by the NEOs and directors:

Name & Position	Shares Acquired	Exercise Price (per share)	Aggregate Value (1) Realized

Named Executive Officers
GARDNER, Robert C. Former CEO (2)	0	0	0
LILLER, Gregory K. Former CEO (2)	0	0	0
MOORHOUSE, Wayne R. CFO	0	0	0
Directors
ANDERSON, James R.	0	0	0

Name & Position	Shares Acquired	Exercise Price (per share)	Aggregate Value (1) Realized
GOODMAN, Leslie D.	0	0	0
HUGHES, Richard W. (Chair)	0	0	0
McDONALD, James M. (4)	0	0	0
SCHROEDER III, Charles E.	0	0	0
SMITH, Brian R. D. (5)	0	0	0
WEISMANTEL, Lyle R.	0	0	0
WILSON, Christopher C. (6)	0	0	0

(1)	Value is the product of the number of shares multiplied by the difference between the exercise price and the closing market price on the date of exercise.

(2)

Leslie D. Goodman has been Acting CEO since February 9, 2010. Previously, Robert C. Gardner was Acting CEO from January 29, 2009 following the resignation of Mr. Liller as President on January 15, 2009.

(3)	Amounts shown are for the entire financial year (even if the NEO or director did not hold the position shown for the entire year).

(4)	James M. McDonald ceased to be a director on June 23, 2009.

(5)	Brian R. D. Smith is not standing for re-election.

(6)	Christopher C. Wilson ceased to be a director on February 1, 2010.

Outstanding Share and Option Based Awards

The following table discloses the particulars of the share and option based awards outstanding as at the end of the last financial year held by the Named Executive Officers and directors:

Name & Position	Option Based Awards (1)				Share Based Awards (1)
	Number of Securities Underlying Unexercised Options (vested-unvested)	Option Exercise Price (per share)	Option Expiration Date	Value of Unexercised ‘In the Money’ Options (2)	Number of Shares not vested	Market or Payout Value of Shares not vested

Named Executive Officers
GARDNER, Robert C. Former CEO (3)	192,582 - 0	$2.00	Jan 26, 2011	–	0	–
	50,000 - 0	$2.25	Nov 28, 2011	–
	117,500 - 0	$3.05	Feb 27, 2012	–
	100,000 - 0	$4.00	Feb 28, 2013	–

Name & Position	Option Based Awards (1)				Share Based Awards (1)
	Number of Securities Underlying Unexercised Options (vested-unvested)	Option Exercise Price (per share)	Option Expiration Date	Value of Unexercised ‘In the Money’ Options (2)	Number of Shares not vested	Market or Payout Value of Shares not vested
	100,000 - 0	$1.43	Aug 28, 2013	–
	100,000 - 0	$0.44	Aug 31, 2014	$4,000
LILLER, Gregory K. Former CEO (3)	0 - 0	–	–	–	0	–
MOORHOUSE, Wayne R. CFO	50,000 - 0	$0.80	Apr 19, 2010	–	0	–
	50,000 - 0	$0.85	Aug 1, 2010	–
	55,000 - 0	$2.00	Jan 26, 2011	–
	50,000 - 0	$2.25	Nov 28, 2011	–
	25,000 - 0	$3.05	Feb 27, 2012	–
	100,000 - 0	$4.00	Feb 28, 2013	–
Directors
ANDERSON, James R.	200,000 - 0	$1.43	Aug 28, 2013	–	0	–
	100,000 - 0	$0.44	Aug 31, 2014	$4,000
GOODMAN, Leslie D.	200,000 - 200,000	$0.44	Aug 31, 2014	$8,000	0	–
	200,000 - 0	$0.84	Oct 19, 2014	–
HUGHES, Richard W. (Chair)	50,000 - 0	$0.80	Apr 19, 2010	–	0	–
	50,000 - 0	$2.25	Nov 28, 2011	–
	50,000 - 0	$4.00	Feb 28, 2013	–
	50,000 - 0	$1.43	Aug 28, 2013	–
	400,000 - 0	$0.44	Aug. 31, 2014	$16,000
McDONALD, James M. (4)	0 - 0	–	–	–	0	–
SCHROEDER, Charles E.	100,000 - 0	$1.43	Aug 28, 2013	–	0	–
	100,000 - 0	$0.44	Aug 31, 2014	$4,000
SMITH, Brian R. D. (5)	50,000 - 0	$2.25	Nov 28, 2011	–	0	–

Name & Position	Option Based Awards (1)				Share Based Awards (1)
	Number of Securities Underlying Unexercised Options (vested-unvested)	Option Exercise Price (per share)	Option Expiration Date	Value of Unexercised ‘In the Money’ Options (2)	Number of Shares not vested	Market or Payout Value of Shares not vested
	50,000 - 0	$4.00	Feb 28, 2013	–
	50,000 - 0	$1.43	Aug 28, 2013	–
	100,000 - 0	$0.44	Aug 31, 2014	$4,000
WEISMANTEL, Lyle R.	100,000 - 0	$1.43	Aug 28, 2013	–	0	–
	100,000 - 0	$0.44	Aug 31, 2014	$4,000
WILSON, Christopher C. (6)	200,000 - 200,000	$0.84	Oct 19, 2014	–	0	–

(1)	Amounts shown are for the entire financial year (even if the NEO or director did not hold the position shown for the entire year).

(2)

Options are ‘in the money’ if the market price of the Company’s shares is greater than the exercise price of the options. The value of such options is the product of the number of shares multiplied by the difference between the exercise price and the closing market price on the financial year end of $0.48 per share. Options which were not vested at the financial year end are not included in this value.

(3)

Leslie D. Goodman has been Acting CEO since February 9, 2010. Previously, Robert C. Gardner was Acting CEO from January 29, 2009 following the resignation of Mr. Liller as President on January 15, 2009.

(4)	James M. McDonald ceased to be a director on June 23, 2009.

(5)	Brian R. D. Smith is not standing for re-election.

(6)	Christopher C. Wilson ceased to be a director on February 1, 2010.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Company’s last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all shareholders) granted by the Company under its equity compensation plans.

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans (2)
Equity compensation plans approved by shareholders	3,157,582	$1.56	4,544,080
Equity compensation plans not approved by shareholders	0	–	0
Totals	3,157,582	–	4,544,080

(1)	All options to purchase shares outstanding at the end of the financial year were fully vested. No warrants or other rights to purchase shares were outstanding at the end of the financial year.

(2)	Excluding the number of shares issuable upon exercise of outstanding options, warrants and rights shown in the second column.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors, executive officers or employees of the Company, persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, proposed nominees for election as directors of the Company nor any of the associates of such persons are or have been indebted to the Company or any subsidiary at any time since the beginning of the Company’s last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any subsidiary.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, proposed nominee for election as a director of the Company, persons beneficially owning, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which has or will materially affect the Company except as disclosed in the Company’s audited financial statements and Management’s Discussion & Analysis for the last financial year, copies of which are filed on SEDAR and which, upon request, the Company will promptly provide without charge (see ‘Additional Information’ at the end of this Circular).

APPOINTMENT OF AN AUDITOR

The persons named in the enclosed Proxy will vote for the appointment of Meyers Norris Penny LLP (the successor firm to the Company’s former auditor, Cinnamon Jang Willoughby & Company), Chartered Accountants, of Burnaby, British Columbia, as the Company’s auditor to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be approved by the Board.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the executive officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

In addition to the ordinary business to be conducted at the Meeting, approval of the Company’s shareholders is being sought for the following matters.

Shareholder Rights Plan

Introduction

So that, to the greatest extent possible, shareholders of the Company are treated fairly in connection with any take-over bid and the Board is provided with sufficient time, in light of the nature of the Company’s business, to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize shareholder value, the Board determined it was advisable and in the best interests of the Company to implement a shareholder rights plan (the “Rights Plan”). The Rights Plan was created by a shareholder rights plan agreement dated February 23, 2010 (the “Rights Agreement”) between the Company and Computershare Investor Services Inc. as rights agent. On February 23, 2010 the Board also issued a news release (available on the SEDAR website at www.sedar.com) announcing that the Board had adopted the Rights Plan. A summary of the terms and conditions of the Rights Plan (the “Summary of the Rights Plan”) is contained in Schedule ‘A’ to this Circular.

The Company has reviewed the Rights Plan for conformity with current practices of Canadian public companies in respect of shareholder protection rights plans. The Company believes that the Rights Plan preserves the fair treatment of shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines.

The Rights Plan was not adopted or approved in response to or in anticipation of any pending or threatened take-over bid and, at the time of adoption, the Board was not aware of any third party considering or preparing any proposal to acquire control of the Company. It is not intended to and will not prevent a take-over of the Company.

The Rights Plan does not reduce the duty of the Board to act honestly and in good faith and in the best interests of the Company and its shareholders, and to consider on that basis any offer made, nor does the Rights Plan alter the proxy mechanisms to change the Board, create dilution on the initial issue of the rights or change the way in which Company’s common shares trade.

The Rights Plan is effective from and after February 23, 2010, but if not ratified by the Company’s shareholders within six months (that is, on or before August 23, 2010), it will automatically terminate. The TSX has accepted the Rights Plan for filing, subject to the condition that the Rights Plan be ratified by the Company’s shareholders by August 23, 2010.

Shareholders will be asked at the Meeting to vote on a resolution (the “Rights Plan Resolution”), the text of which is set out below under the heading ‘Confirmation by Shareholders’, which ratifies and confirms the adoption of the Rights Plan. For the Rights Plan to continue in effect after the termination of the Meeting, the Rights Plan Resolution must be passed by a majority of the votes cast by Independent Shareholders (as defined in the Summary of the Rights Plan) voting in respect thereof. At the date of this Circular, the Company believes that all shareholders are Independent Shareholders.

Objectives of the Rights Plan

The purpose of the Rights Plan is to encourage an Offeror (as defined in the Summary of the Rights Plan) either to make a ‘Permitted Bid’ (as defined in the Summary of the Rights Plan), without approval of the Board, having terms and conditions designed to meet the objectives of the Rights Plan, or to negotiate the terms of the offer with the Board. Failure to do either creates the potential for substantial dilution of the Offeror’s ownership of the Company’s shares.

The purpose of the Rights Plan is to address the following concerns that are widely held to be inherent in the provisions of current legislation governing take-over bids in Canada, namely:

(a)           Time

The Board is of the view that the prescribed 35 days does not constitute a sufficient amount of time to permit the Board or shareholders to assess an offer and for the Board to negotiate with the Offeror, solicit competing offers and otherwise try to maximize shareholder value.

The Rights Plan provides that a Permitted Bid must be open for at least 60 days and must remain open for a further period of 10 business days after the Offeror publicly announces that more than 50% of the outstanding Voting Shares (as described in the Summary of the Rights Plan) held by Independent Shareholders have been deposited or tendered and not withdrawn.

(b)           Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate because, in failing to tender, the shareholder may be left with illiquid or minority discounted shares. This is particularly applicable in the case of a partial bid where the Offeror wishes to obtain a control position but does not wish to acquire all of the common shares.

The Rights Plan contains a shareholder approval mechanism in the Permitted Bid definition, which provides that Voting Shares may not be taken up and paid for under the take-over bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. By requiring a Permitted Bid to remain open for acceptance for a further period of 10 business days following public announcement that more than 50% of the outstanding Voting Shares have been deposited, a shareholder’s decision to accept a take-over bid is separated from the decision to tender, lessening concern about undue pressure to tender to the bid.

(c)           Unequal Treatment of Shareholders

Under current securities legislation, an Offeror may obtain control or effective control of the Company without paying full value,
  obtaining shareholder approval, or
  treating all of the shareholders equally.

For example, an Offeror could acquire blocks of shares by private purchases from a small group of shareholders at a premium to market price which premium is not shared with the other shareholders. In addition, an Offeror could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among all shareholders.

Under the Rights Plan, if a take-over bid is to qualify as a Permitted Bid, all offers to acquire 20% or more of the Company’s outstanding Voting Shares must be made to all shareholders.

Effect of the Rights Plan

The Rights become exercisable upon a person (an “Acquiring Person”) acquiring 20% or more of the Company’s common shares without the acquisition being exempted under the terms of the Rights Plan, waived by the Board or made through a permitted bid (as described in the Summary of the Rights Plan). By virtue of holding 20% or more of the outstanding shares of the Company on a partially diluted basis when the Rights Plan was implemented, James R. Anderson, a director of the Company, is ‘grand-fathered’ and is deemed not to be an Acquiring Person. Upon becoming exercisable, the Rights (except for the Rights beneficially owned by an Acquiring Person, the Acquiring Person’s affiliates and associates, any person acting jointly or in concert with the Acquiring Person, and a transferee of any such person, which Rights will become null and void) entitle the holder to purchase, after the tenth trading day after becoming exercisable and on payment of the exercise price, common shares from the Company at a 50% discount to the market price. The significant increase in the number of outstanding shares, issued at a price substantially below the market price of the Company’s shares, which may then result should constitute a significant disincentive to the Acquiring Person from acquiring shares except under a permitted bid or following negotiations with the Board towards a transaction acceptable to the Board, either of which should be in the shareholders’ best interests.

It is not the intention of the Board to entrench themselves or avoid a take-over bid for control that is fair and in the best interests of shareholders. Accordingly, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board. Furthermore, even if a bid does not meet the Permitted Bid criteria, the Board must act honestly and in good faith with a view to the best interests of the Company and its shareholders.

Generally, the board of directors of a corporation confronted with an unsolicited take-over bid will not be allowed to maintain a shareholder rights plan indefinitely to keep the bid from the shareholders, however, Canadian securities regulators have indicated that so long as the board is actively and realistically seeking value-maximizing alternatives, shareholder rights plans serve a legitimate purpose.

The Board believes that the dominant effect of the Rights Plan will be to enhance shareholder value, ensure equal treatment of all shareholders in the context of an acquisition of control, and lessen the pressure upon a shareholder to tender to a take-over bid.

Confirmation by Shareholders

If the Rights Plan Resolution is passed at the Meeting (or any adjournment thereof), the Rights Agreement will continue in effect until the Termination Time (as defined in the Summary of the Rights Plan) so long as the Rights Plan Resolution is again passed at the 2012 annual general meeting of shareholders and each annual general meeting every three years thereafter. If the Rights Plan Resolution is not passed at any such meeting (or any adjournment thereof), the rights and the Rights Plan will terminate on the termination of such meeting (or any adjournment thereof).

The text of the Rights Plan Resolution is as follows:

“RESOLVED THAT:

1.

the Shareholder Rights Plan of the Company be continued, and the Shareholder Rights Plan Agreement dated as of February 23, 2010 between the Company and Computershare Investor Services Inc., as rights agent, be and is hereby ratified and confirmed; and

2.

any director or officer of the Company is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.”

Recommendation of the Board

The Board has concluded that the Rights Plan is in the best interests of the Company and its shareholders.

Accordingly, the Board unanimously recommends that the shareholders ratify and confirm the Rights Plan by voting FOR the Rights Plan Resolution at the Meeting. Unless instructed otherwise, the persons named in our form of proxy will vote FOR the Rights Plan Resolution.

The Board reserves the right to alter any terms of the Rights Plan at any time prior to the Meeting if the Board determines that to do so is in the best interests of the Company and its shareholders.

Satisfaction of Potential Claim for Management Contract Share Bonus

The Company is a party to a management contract with its CFO, Wayne R. Moorhouse, as described under ‘Executive Compensation – Contracts with Named Executive Officers – Wayne R. Moorhouse, Chief Financial Officer’.

The contract provides for annual bonuses payable no later than June 25th of each year in cash or, subject to TSX and shareholder approvals, in common shares valued at the average closing price for the 20 trading days preceding the end of the year in respect of which the bonus is being paid. Based on the Company’s financial performance to the end of the last financial year, the bonus which may be payable to the CFO in cash or shares in respect of the Company’s 2009 financial year is set out in the following table.

Name & Position	Bonus Payable for Financial Year ending December 31, 2009
	Cash (1)	Shares (2)
MOORHOUSE, Wayne R. CFO	US($) 125,000	269,881

(1)	This amount is an estimate.

(2)	Deemed price of CAD($) 0.485 per share.

To date, the Company has not recognized or paid such bonus. Should the Board determine that such bonus is, in fact, payable to the CFO, the Board wishes to be authorized to issue to the CFO up to such number of shares to which the CFO would have been entitled under his management contract.

The rules of the TSX require shareholder approval of share issuances to insiders under security based compensation arrangements. That approval is being sought at the Meeting by way of the following ordinary resolution:

“RESOLVED THAT, subject to the Board’s prior approval thereto:

1.

the issuance of up to 269,881 common shares to the Company’s Chief Financial Officer, Wayne R. Moorhouse, in satisfaction of his potential bonus in respect of the Company’s 2009 financial year be and is hereby approved; and

2.

any director of the Company be and is hereby authorized to take such actions as such director may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.”

TSX rules provide that if the number of shares issuable under all security based compensation arrangements, including stock option plans, could exceed 10% of the Company’s outstanding shares at any time or over the course of one year, approval must be from the disinterested shareholders. Since the number of shares reserved under the Option Plan is 10% of the Company’s outstanding shares, it is possible that this 10% threshold could be exceeded by the issuance of the bonus shares to the CFO and, therefore, he cannot vote on this matter. Accordingly, 397,468 shares (representing 0.44% of the outstanding shares) held by the CFO cannot be voted in respect of this matter.

The persons named in the accompanying Proxy as proxyholders intend to vote the shares represented by Proxies in favour of this proposed resolution. Accordingly, the Board recommends that the shareholders authorize this share issuance by voting FOR the foregoing resolution at the Meeting. Unless instructed otherwise, the persons named in our form of proxy will vote FOR the foregoing resolution.

Other Matters

The management does not know of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxies solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxies.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information for the Company’s most recently completed financial year is provided in its comparative financial statements and MD&A, copies of which can be found on the SEDAR website.

Shareholders may contact the Company at Suite 550, 999 West Hastings Street, Vancouver, British Columbia V6C 2W2, Canada by mail, telecopier (1-604-682-2235), telephone (1-604-682–2205) or e-mail (info@gencoresources.com) to request copies of the Company’s financial statements and MD&A and any document to be approved at the Meeting.

DATED this 22nd day of May, 2010

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) WAYNE R. MOORHOUSE
CFO & Secretary

SCHEDULE ‘A’

SUMMARY OF SHAREHOLDER RIGHTS PLAN

The following is a summary of the terms and conditions of the Rights Plan. The summary is qualified in its entirety by, and is subject to, the full text of the Shareholder Rights Plan Agreement dated as of February 23, 2010 (the “Rights Agreement”) between the Company and Computershare Investor Services Inc.

(a)           Issuance of Rights

Under the Rights Plan, Rights were issued at the Record Time (being the close of business in Vancouver, British Columbia on February 23, 2010), and the Company was authorized to continue the issuance of Rights, for each “Voting Share” (which includes common shares and any other shares in or interests of the Company entitled to vote generally in the election of directors) then outstanding or issued thereafter and prior to the Separation Time (as defined under ‘Separation Time’ below), subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement.

(b)           Exercise Price

Until the Separation Time, the Rights cannot be exercised. From and after the Separation Time, the exercise price (“Exercise Price”) per common share is three times the market price of the common shares on the stock exchange on which the common shares are traded (“Market Price”) as at the Separation Time. The Exercise Price is subject to adjustment as set out in the Rights Agreement.

The payment of the Exercise Price entitles the holder to acquire one common share or, if a ‘Flip-In Event’ occurs, that number of common shares as described below under Flip-In Event below.

(c)           Term

The Rights Plan was adopted by the Board on February 23, 2010 and has been in effect since that date (the “Effective Date”).

If the Rights Plan is ratified and confirmed by the Independent Shareholders (as defined in ‘Acquiring Person & Independent Shareholders Defined’ below) at the Meeting (or any adjournment thereof), it will continue in effect subject to (i) earlier termination or expiration of the Rights as set out in the Rights Agreement (the “Termination Time”), and (ii) being ratified at the annual general meeting of the holders of Voting Shares in 2012 and each three years thereafter.

If the Rights Plan is not ratified and confirmed by Independent Shareholders at any such meeting (or any adjournment thereof), then the Rights Plan and all outstanding Rights shall terminate at the termination of such meeting (or any adjournment thereof).

(d)           Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the associated Voting Shares and will only be transferable together with the associated Voting Shares.

After the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of Voting Shares (other than any shareholder or group of shareholders making a take-over bid, that is, an offer to acquire Voting Shares or Convertible Securities (or both) which, together with the Offeror’s shares, will total 20% or more of the Voting Shares) as of the Separation Time and such separate Rights certificates alone will evidence the Rights.

The Rights will only be listed on the TSX if the Company complies with the listing requirements thereof.

(e)           Separation Time

The “Separation Time” is the close of business on the tenth trading day after the earliest of

(i)	the Stock Acquisition Date, which is the first date of public announcement that a person has become an Acquiring Person (as defined in ‘Acquiring Person & Independent Shareholders Defined’ below);

(ii)

the date of the commencement of, or first public announcement of the current intention of any person (other than the Company or any subsidiary of the Company) to commence, a take-over bid other than a Permitted Bid or a Competing Permitted Bid (each as defined in ‘Permitted Bid & Competing Permitted Bid’ below); and

(iii)	the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, respectively.

The Separation Time can also be such later date as may from time to time be determined by the Board of Directors.

(f)           Acquiring Person & Independent Shareholders Defined

An “Acquiring Person” is the Beneficial Owner (as defined in ‘Beneficial Ownership’ below) of 20% or more of the outstanding Voting Shares. Excluded from the definition of Acquiring Person are the Company and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition. In general:

(i)

a “Voting Share Reduction” means an acquisition or a redemption by the Company or any subsidiary of Voting Shares, or a cancellation of any Voting Shares upon exercise of any conversion or exchange rights, which, by reducing the number of outstanding Voting Shares or Convertible Securities (or both), increases the percentage of Voting Shares Beneficially Owned by any person;

(ii)	a “Permitted Bid Acquisition” means an acquisition of Voting Shares pursuant to a Permitted Bid or a Competing Permitted Bid;

(iii)	an “Exempt Acquisition” means an acquisition of Voting Shares or Convertible Securities (or both):

	1.	in respect of which the Board of Directors has waived the application of the Rights Plan;

	2.	pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval; or

	3.	pursuant to a distribution approved by the Board;

(iv)

a “Convertible Security Acquisition” means an acquisition of Voting Shares from the Corporation upon the purchase, exercise, conversion or exchange of securities (“Convertible Securities”) if such Convertible Securities were acquired or received by such person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition; and

(v)	a “Pro Rata Acquisition” means an acquisition of Voting Shares or Convertible Securities (or both) pursuant to:

	1.	a stock dividend, a stock split or a rights offering issued on the same pro rata basis to all the holders of Voting Shares and Convertible Securities of the same class or series; or

	2.	a distribution of Voting Shares, or securities convertible into or for, Voting Shares by the Corporation,

if such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares or Convertible Securities than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition.

Also excluded from the definition of Acquiring Person are underwriters or banking or selling group members acting in connection with a distribution of Voting Shares by way of prospectus or private placement and any “Grandfathered Person” (generally, any Beneficial Owner of 20% or more of the outstanding Voting Shares at the Record Time). To the Company’s knowledge, there is one Grandfathered Person, James R. Anderson, a director of the Company.

“Independent Shareholders” are holders of Voting Shares other than:

(i)	any Acquiring Person;

(ii)	any “Offeror”, being a person that makes a take-over bid;

(iii)	any Affiliate or Associate (as defined in ‘Beneficial Ownership’ below) of any Acquiring Person or Offeror;

(iv)	any person acting jointly or in concert with any Acquiring Person or Offeror; and

(v)

a trustee holding Voting Shares pursuant to any employee benefit plan, deferred profit sharing plan, stock purchase plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Company or a subsidiary, unless the beneficiaries of such plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to be tendered to a take-over bid.

(g)           Beneficial Ownership

In general, a person is deemed to “Beneficially Own” Voting Shares actually held by or registered in the names of others in circumstances where those holdings are or should be grouped together for purposes of the Rights Plan. Included are holdings by the person’s “Affiliates” (generally, a person that controls, is controlled by, or is under common control with a specified corporation) and “Associates” (generally, relatives sharing the same residence).

Also included are Voting Shares that the person or any of the person’s Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of Voting Shares and other than pursuant to pledges of Voting Shares in the ordinary course of business).

A person is also deemed to Beneficially Own any Voting Shares that are Beneficially Owned by any other person with which, and in respect of which Voting Shares, such person is acting jointly or in concert. A person is acting jointly or in concert with any other person who is a party to an agreement, commitment or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares or Convertible Securities.

(h)           Exclusions from the Definition of Beneficial Ownership

The definition of Beneficial Ownership contains a number of exclusions whereby a person is not considered to Beneficially Own a Voting Shares.

The principal exemptions from the deemed Beneficial Ownership provisions are for institutional shareholders acting in the ordinary course of business and the performance of their duties, specifically:

(i)	an investment manager (“Investment Manager”) holding Voting Shares in the performance of the Investment Manager’s duties for the account of any other person (a “Client”);

(ii)

a mutual fund (“Mutual Fund”) registered or qualified to issue its securities in Canada or the United States of America and a fund manager (“Fund Manager”) of the Mutual Fund holding Voting Shares in the performance of the Fund Manager’s duties for the Mutual Fund;

(iii)

a licensed trust company (“Trust Company”) acting as trustee or administrator or in a similar capacity for the estates of deceased or incompetent persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”);

(iv)	a Crown agent or agency (a “Crown Agent”);

(v)

a person established by statute (a “Statutory Body”), the ordinary business or activity of which includes the management of investment funds for pension benefit plans, retirement plans and insurance plans (other than insurance plans administered by insurance companies) of various public bodies; and

(vi)	the administrator (“Administrator”) of one or more pension funds or plans (a “Plan”) registered under applicable law.

The foregoing exemptions apply only so long as the Investment Manager, Mutual Fund, Fund Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan (i) did not acquire or does not hold the Voting Shares for the purpose of affecting, jointly or with others, the control of the Company, or (ii) is not then making or has not then publicly announced an intention to make a take-over bid, other than pursuant to a distribution by the Company, a Permitted Bid or by means of ordinary market transactions.

Also, a person will not be deemed to Beneficially Own a Voting Share if such person:

(i)

is a Client of the same Investment Manager, an Estate Account or an Other Account of the same Trust Company, or a Plan with the same Administrator as another person or Plan on whose account the Investment Manager, Trust Company or Administrator, as the case may be, holds such Voting Share; or

(ii)

is a Client of an Investment Manager, an Estate Account, an Other Account or a Plan, and the Voting Share is owned at law or in equity by the Investment Manager, Trust Company, Administrator or Plan, as the case may be.

A person will not be deemed to Beneficially Own any Voting Shares that are the subject of an agreement (a “Permitted Lock-Up Agreement”) between an Offeror (or an associate or affiliate of an Offeror acting jointly or in concert with the Offeror) and one or more holders (each a “Locked-Up Person”) of Voting Shares the terms of which are publicly disclosed and reduced to writing and a copy of which is made available to the public (including the Company) not later than the date the Lock-Up Bid (as defined below) is publicly announced or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement and, pursuant to the Permitted Lock-Up Agreement, such Locked-Up Person agrees to deposit or tender Voting Shares to a take-over bid (the “Lock-Up Bid”) made or to be made by the Person, any of such Person’s Affiliates or Associates or any other Person with which, and in respect of which Voting Shares, such Person is acting jointly or in concert, if:

(i)

the agreement permits such Locked-Up Person to withdraw Voting Shares from the Lock-Up Bid in order to deposit or tender such securities to another take-over bid or support another transaction where the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction exceeds the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid and the agreement may:

1.

require the price or value per Voting Share offered under such other take-over bid or transaction exceed the price or value per Voting Share or Convertible Security offered under the Lock-Up Bid by as much as or more than a specified amount not exceeding 7%; or

2.

contain a right of first refusal or require a period of delay to give the Offeror under the Lock-Up Bid an opportunity to match a higher price or value in such other take- over bid or transaction or other similar limitation on a Locked-Up Person’s right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares during such other take-over bid or transaction; and

(ii)	no ‘break-up’ fees, ‘top-up’ fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

	1.	the cash equivalent of 2.5% of the price or value payable under the Lock-Up Bid to a Locked-Up Person; and

2.

50% of the amount by which the price or value payable under another take-over bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid, shall be payable by a Locked-Up Person pursuant to the agreement if the Lock-Up Bid is unsuccessful or if a Locked-Up Person fails to deposit or tender Voting Shares to the LockUp Bid, or withdraws Voting Shares or Convertible Securities previously tendered thereto in order to tender to another take-over bid or support another transaction.

(i)           Flip-In Event

A “Flip-In Event” occurs when any person becomes an Acquiring Person.

If a Flip-In Event occurs prior to the Expiration Time that has not been waived by the Board of Directors (see ‘Waiver’ below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Company, after the tenth trading day after the announcement of the Flip-In Event and on payment of the Exercise Price, common shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

(j)           Permitted Bid and Competing Permitted Bid

A take-over bid will not trigger a Flip-In Event if it is a Permitted Bid or Competing Permitted Bid.

A “Permitted Bid” is a take-over bid made by way of a take-over bid circular to all holders (other than the Offeror) of Voting Shares and Convertible Securities and which complies with the following additional provisions:

(i)

no Voting Shares or Convertible Securities shall be taken up or paid for pursuant to the take- over bid prior to the close of business on a date which is not less than 60 days following the date of the take-over bid;

(ii)

unless the take-over bid is withdrawn, Voting Shares and Convertible Securities may be deposited or tendered pursuant to the take-over bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares or Convertible Securities and all Voting Shares and Convertible Securities deposited or tendered pursuant to the take-over bid may be withdrawn at any time prior to the close of business on such date;

(iii)

more than 50% of the outstanding Voting Shares or Convertible Securities (or both) held by Independent Shareholders must be deposited or tendered to the take-over bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares or Convertible Securities; and

(iv)

if more than 50% of the outstanding Voting Shares or Convertible Securities (or both) held by Independent Shareholders have been deposited or tendered to the take-over bid and not withdrawn as at the date of first take-up or payment for Voting Shares or Convertible Securities under the take-over bid, the Offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Voting Shares or Convertible Securities for not less than 10 business days from the date of such public announcement.

A “Competing Permitted Bid” is a take-over bid that:

(i)	is made after a Permitted Bid or another Competing Permitted Bid has been made but prior to its expiry, termination or withdrawal;

(ii)

satisfies all the requirements of a Permitted Bid, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the take-over bid constituting the Competing Permitted Bid and 60 days after the date of the take-over bid of the prior bid; and

(iii)

contains, and the take-up and payment for securities tendered or deposited is subject to, irrevocable and unqualified conditions that no Voting Shares will be taken up or paid for pursuant to the take-over bid prior to the date that is the later of

	(A)	the earliest date on which Voting Shares may be taken up and paid for under any Permitted Bid or other Competing Permitted Bid, and

(B)	35 days after the date of the take-over bid constituting such Competing Permitted Bid.

(k)           Redemption

There are three situations in which the Rights may be redeemed by the Company:

(i)

Redemption of Rights Prior to a Flip-In Event. The Board of Directors may at any time prior to the occurrence of a Flip-In Event that has not been waived, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.000001 per Right (the “Redemption Price”), subject to adjustment for anti-dilution as provided in the Rights Agreement.

(ii)

Deemed Redemption. If a person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the Rights Plan consummates the acquisition of the Voting Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

(iii)

Redemption of Rights on Withdrawal or Termination of Bid. Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(l)           Waiver

There are two situations which may be waived by the Company so that a Flip-In Event shall be deemed not to have occurred:

(i)

Waiver respecting Acquisition not made by Take-Over Bid Circular. The Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares, waive the application of the Rights Plan to such Flip-In Event.

(ii)

Waiver respecting Acquisition by Take-over Bid Circular and Mandatory Waiver of Concurrent Take-over Bids. The Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares, waive the application of the Rights Plan to such a Flip-In Event, but if the Board of Directors waives the application of the Rights Plan to such a Flip-In Event, the Board of Directors shall be deemed to have waived the application of the Rights Plan in respect of any other Flip-In Event occurring by reason of any such take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares prior to the expiry of the take-over bid for which a waiver is, or is deemed to have been, granted.

(iii)

Waiver if Reduction is Effected or Intended. The Board of Directors may waive the application of the Rights Plan in respect of the occurrence of any Flip-In Event if the Acquiring Person has reduced or agreed to reduce its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

(m)           Anti-Dilution Adjustments

The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including if:

(i)

there is a subdivision or consolidation of the common shares, an issuance of common shares or Convertible Securities in respect of, in lieu of or in exchange for common shares or a dividend payable in common shares or Convertible Securities (other than pursuant to any optional stock dividend program, dividend reinvestment program or dividend payable in common shares lieu of a regular cash dividend) on the common shares; or

(ii)

the Company fixes a record date for the distribution to all holders of Voting Shares of certain rights, options or warrants to acquire Voting Shares or Convertible Securities, or for the making of a distribution to all holders of Voting Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Voting Shares) or rights or warrants.

(n)           Supplements and Amendments

The Company may make changes to the Rights Agreement prior to or after the Separation Time to correct any clerical or typographical error, to maintain the validity of the Rights Agreement as a result of any change in any applicable legislation, rules or regulation, or as the Board of Directors may otherwise, in its sole discretion and acting in good faith, determine necessary or desirable without the approval of the holders of the Voting Shares or Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

The Company may, with the approval of the holders of Rights, at any time after the Separation Time, make changes to or rescind any of the provisions of the Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).